EXHIBIT 23. (b)(2)

LEE FINANCIAL MUTUAL FUND, INC.

Amendment No. 2 to the By-Laws

Pursuant to Article XIII, Section 1 of the By-Laws of the Lee Financial Mutual Fund, Inc. (the “Corporation”), the following amendments to the By-Laws were unanimously approved by of the Board of Directors by written consent on December 12, 2017:

Article VI, Sections 1 and 2 of the By-Laws of the Corporation is amended and restated in its entirety as follows:

“Section 1. The Board shall elect one or more persons to serve as Chairman, President, Chief Executive Officer, a Secretary and a Treasurer and may elect or appoint one or more Assistant Secretaries, one or more Assistant Treasurers, one or more Vice Presidents and such other officers and agents as the Board may deem necessary and as the business of the Corporation may require.

Section 2. The Chairman of the Board shall be elected from the membership of the Board of Directors, but other officers need not be members of the Board of Directors. Any two or more offices may be held by the same person except the offices of President and Vice President. All officers of the Corporation shall serve for one year and until their successors shall have been duly elected and shall have qualified; provided, however, that any officer may be removed at any time, either with or without cause, by action by the Board of Directors.”

Article VII, Section 2 of the By-Laws of the Corporation is amended and restated in its entirety as follows:

“Section 2. The President may also be the Chief Executive Officer of the Corporation, and in the recess of the Board of Directors shall have the general control and management of its business and affairs, subject, however to the regulations of the Board of Directors.”

Article VII, Section 6 of the By-Laws of the Corporation is amended to add the following as the first sentence thereof and the remaining provisions of Section 6 shall remain in full force and effect: “The Treasurer shall be the Chief Financial Officer of the Corporation.”